

September 3, 2014

<u>Via E-mail</u>
Hugh Baker
Chief Financial Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re:** **Scorpio Bulkers Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed August 29, 2014**
> **File No. 333-197949**

Dear Mr. Baker:

We have reviewed your response to our prior comment letter to you dated August 22, 2014 and have the following additional comments.

<u>Use of Proceeds, page 47</u>

1. We note your responses to our prior comments 1 and 2 and your disclosure on page 2 of the prospectus that you intend to finance the remaining contractual commitments of $2,338.8 million for your Newbuilding Program with cash on hand, cash flows from operations, borrowings under committed and proposed new secured credit facilities, and from capital raised in the public and private debt and equity markets in addition to the net proceeds from this offering. Please revise this section to discuss the material amounts and sources of other funds needed to fund the installment payments under the Newbuilding Program. See Instruction 3 to Item 504 of Regulation S-K. Please also fill in the blank for the estimated net proceeds of this offering or explain why you believe it is appropriate to omit this information.

<u>Exhibit 8.1</u>

2. We note your response to our prior comment 4 and reissue in part. Please revise the disclosure under the headings "Risk Factors—We may have to pay tax on United States source income, which would reduce our earnings and cash flow" and "Risk Factors – United States tax authorities could treat us as a 'passive foreign investment company,' which could have adverse United States federal income tax consequences to United States holders" in the prospectus to clearly state that it is the opinion of counsel. Please also revise the disclosure under the headings "Tax Considerations" and "Marshall Islands Tax Considerations" in the prospectus to clearly state that the discussion of the tax

considerations under both headings is the opinion of counsel. For guidance, please refer to Section III.B.2 in Staff Legal Bulletin No. 19.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
Lawrence Rutkowski, Esq.